Exhibit 3.12

CERTIFICATE OF CORRECTION

OF

ALLION HEALTHCARE, INC.

Allion Healthcare, Inc., a Delaware corporation (the “Corporation”), pursuant to Section 103(f) of the Delaware General Corporation Law (“DGCL”), certifies that:

FIRST: The name of the corporation is Allion Healthcare, Inc.

SECOND: That an Amended and Restated Certificate of Incorporation was filed by the Secretary of State of Delaware on November 11, 2003 (the “Amended and Restated Certificate”), and that said Amended and Restated Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

THIRD: The inaccuracy or defect of said Amended and Restated Certificate is that the document as originally filed inadvertently did not reflect the availability of certain rights of specified preferred stockholders of the Corporation to receive certain adjustments to their conversion prices in the event of certain public offerings, as approved by the board of directors and the stockholders in connection with their approvals of the Amended and Restated Certificate.

FOURTH: Section 7.6(g)(ii) of the Amended and Restated Certificate is corrected to read as follows:

“(ii) Adjustment Upon Certain Public Offerings. In the event that the Corporation shall issue shares of its Common Stock in a Series C Qualified Public Offering or other public offering in which the issue price is less than $10.00 per share for each share of Common Stock and such Series C Qualified Public Offering or other public offering is completed on or prior to March 31, 2005 (the “Initial Period”), then the Conversion Price shall be automatically adjusted to an amount equal to 50% of the issue price per share of the Common Stock under such Series C Qualified Public Offering or other public offering. In the event that the Corporation shall issue shares of its Common Stock in a Series C Qualified Public Offering or other public offering in which the issue price is less than $13.33 per share of the Common Stock and such Series C Qualified Public Offering or other public offering is completed after the Initial Period, then the Conversion Price shall be automatically adjusted to an amount equal to 37.5% of the issue price per share of the Common Stock under such Series C Qualified Public Offering or other public offering.”

IN WITNESS WHEREOF, Allion Healthcare, Inc. has caused this Certificate of Correction to be signed by its duly authorized officer this 9th day of May, 2005.

ALLION HEALTHCARE, INC.

By:	/s/ James G. Spencer
Name: James G. Spencer
Title: CFO, Secretary and Treasurer